Exhibit 99.1

Company announcement – No. 30 / 2021

Transactions in Zealand Pharma shares and/or related securities by persons discharging managerial responsibilities and/or their closely associated persons

Copenhagen, May 14, 2021 – Zealand Pharma A/S (“Zealand”) (Nasdaq: ZEAL) (CVR-no. 20045078) has received information on transactions in Zealand's shares or related securities conducted by persons discharging managerial responsibilities and/or their closely associated persons and hereby publishes the information on such transactions.

Please see the attached files.

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About Zealand Pharma A/S

Zealand Pharma A/S (Nasdaq: ZEAL) ("Zealand") is a biotechnology company focused on the discovery, development and commercialization of next generation peptide-based medicines that change the lives of people living with metabolic and gastrointestinal diseases. More than 10 drug candidates invented by Zealand have advanced into clinical development, of which two have reached the market. Zealand’s robust pipeline of investigational medicines includes three candidates in late stage development, and one candidate being reviewed for regulatory approval in the United States. Zealand markets V-Go®, an all-in-one basal-bolus insulin delivery option for people with diabetes. License collaborations with Boehringer Ingelheim and Alexion Pharmaceuticals create opportunity for more patients to potentially benefit from Zealand-invented peptide therapeutics. Zealand was founded in 1998 in Copenhagen, Denmark, and has presence throughout the U.S. that includes key locations in New York, Boston, and Marlborough (MA). For more information about Zealand Pharma’s business and activities, please visit www.zealandpharma.com.

Forward-Looking Statement

The above information contains forward-looking statements that provide Zealand Pharma’s expectations or forecasts of future events. Such forward-looking statements are subject to risks, uncertainties and inaccurate assumptions, which may cause actual results to differ materially from expectations set forth herein and may cause any or all of such forward-looking statements to be incorrect. If any or all of such forward-looking statements prove to be incorrect, our actual results could differ materially and adversely from those anticipated or implied by such statements. All such forward-looking statements speak only as of the date of this release and are based on information available to Zealand Pharma as of the date of this release.

For further information, please contact:

Zealand Pharma Investor Relations
Maeve Conneighton
Argot Partners
investors@zealandpharma.com

Zealand Pharma Media Relations
David Rosen
Argot Partners
media@zealandpharma.com

Attachments

•	37_210512_Notification_EDulac_rsu

•	38_210512_Notification_ASteensberg_rsu

•	39_210512_Notification_IMøller_rsu

•	40_210512_Notification_GRasmussen_rsu

•	41_210512_Notification_JStenvang_rsu

•	42_210512_Notification_LGjelstrup_rsu

•	43_210512_Notification_FBeck_rsu